FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

December 4, 2003

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item
1.	Press release entitled, “AU Optronics Corp. November 2003 Sales Reached NT$11.4 billion”, dated December 4, 2003.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: December 4, 2003	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng Title: Chief Financial Officer

Item 1

News Release

AU Optronics Corp. November 2003 Sales Reached NT$11.4 billion

Issued by: AU Optronics Corp.
Issued on: December 4, 2003

Hsinchu, Taiwan, December 4, 2003 –

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced consolidated net sales of NT$11,369 million for the month of November 2003, a new record high for a seventh consecutive month, while unconsolidated net sales totaled NT$10,561 million.

November shipments of large-size TFT-LCD panels reflect adjusted product mix of desktop monitor, notebook PC, LCD TV, and other applications to amount to 1.2 million units, up slightly from October. Unit shipment for small & medium size (A/V) panels, due to seasonal factors, declined 18.9% M-o-M to 2.1 million. Year-to-date unit shipment for large-size panels reached 10.6 million, while small & medium size (A/V) panels totaled 19.7 million.

Consolidated net sales rose 2.3% from October, while unconsolidated sales increased 1.9%. For January through November 2003, consolidated and unconsolidated net sales revenues amounted to NT$92,964 million and NT$86,447 million, respectively.

Sales Report: (Unit: NT$ million)

Net Sales(1) (2)	Consolidated(3)	Unconsolidated
November 2003	11,369	10,561
October 2003	11,114	10,359
M-o-M Growth	2.3%	1.9%
November 2002	5,042	5,011
Y-o-Y Growth	125.5%	110.7%
Year-to-Date(4)	92,964	86,447

(1):	All figures are prepared in accordance with generally accepted accounting principles in Taiwan.
(2):	Year 2003 figures and all consolidated numbers have not been audited, prepared by AU Optronics Corp.
(3):	Including AU Optronics Corporation (“AUT”), AU Optronics (Lauban) Corporation (“AUL”), and AU Optronics (Suzhou) Corporation (“AUS”).
(4)	Numbers adjusted to reflect fluctuation in foreign exchange rates

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FOR MORE INFORMATION

Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632899 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com